Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
May 28, 2009
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc.
Pre-Effective Amendment No. 2 to Registration Statement on Form S-11
Filed May 28, 2009
File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated May 18, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.
General
1.	Comment: We note your response to prior comment 1 regarding your status as an investment company. We have referred your response to the Division of Investment Management, which may have additional comments.

Response: Thank you.

Ms. Karen J. Garnett
May 28, 2009

2.	Comment: We note your response to prior comment 4 regarding your share repurchase program. We have referred your response to the Office of Mergers and Acquisitions, which may have additional comments.

Response: Thank you.
Management Compensation. page 56
3.	Comment: We note your response comment 21 of our letter dated April 3, 2009. Please add a footnote to the compensation chart to disclose that a majority of the board of directors may reduce the cumulative, non-compounded return to be paid to shareholders, prior to special unit holders receiving 15%, from 8% to 6%.

Response: In lieu of adding the requested disclosure, the Issuer has revised its Form of Articles of Amendment and Restatement, which are filed as an exhibit to Amendment No. 2, to require that stockholders receive an 8% cumulative, non-compounded return prior to the special unit holder receiving any distributions.
Distributions. page 118
4.	Comment: We note that for fiscal 2008, your sponsor’s cash flow from operating activities was less than the amount of common stock distributions declared. Please include additional disclosure discussing the possibility that your sponsor may not have sufficient cash to meet its obligations under the Distribution Support Agreement and disclose how the sponsor will fund its purchase of your common stock in the event it has insufficient cash from operations. In addition, please expand the risk factor disclosure relating to distribution payments to address this additional risk.

Response: The Issuer has added the requested disclosure on pages 20 and 121.
Prior Performance Summary
Overview of NorthStar, page 86
5.	Comment: We note your response to prior comment 25. Please revise footnote (2) to the first table on page 87 to state the number of quarters in which distributions paid on common stock included a return of capital. Quantify and disclose the portion of each quarterly distribution payment that constituted a return of capital. Also, expand your disclosure to clearly state that operating cash flows have been less than total dividends and distributions paid for the last seven consecutive fiscal quarters.

Response: The Issuer has revised the disclosure on page 88 as requested.

Ms. Karen J. Garnett
May 28, 2009

Appendix A: Prior Performance Tables, page A-i
6.	Comment: We note your response to comment 24. In you response, you state that you revised the prior performance tables to include disclosure for NorthStar Realty. We note that you provided consolidated financial information in this section in lieu of the prior performance tables prescribed by Industry Guide 5. The performance of all of the sponsor’s prior programs should be presented on a comparable basis using the format outlined in Guide 5. Please revise the prior performance tales to include this disclosure for NorthStar Realty.

Response: The Issuer has revised the prior performance tables to include the prior performance of NorthStar Realty Finance Corp. in conformity with the format outlined in Guide 5.
Table I, page A-5
7.	Comment: We note your response to comment to comment 37. Please revise to show the “Percentage Amount Raised” as 100%, even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

Response: The Issuer has revised the “Percentage Amount Raised” to be 100%. The expenses of the offering and the amount available for investment are shown as a percentage of the dollar amount raised. The Issuer has added a footnote to disclose the difference between the amount offered and the amount raised.

8.	Comment: We note that in response to comment 38 you removed the “other” offering expense amount. Please tell us why this amount was removed.

Response: When the Issuer revised Table I to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering, the amount in the “other” offering expenses column became less than .01%.

Ms. Karen J. Garnett
May 28, 2009

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely, /s/ Rosemarie A. Thurston Rosemarie A. Thurston Partner

cc:     James H. Sullivan, Esq.